

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 1, 2010

Mr. Stephen Groth
Chief Financial Officer
Pacific Asia Petroleum, Inc.
250 East Hartsdale Ave., Suite 47
Hartsdale, NY 10530

> **Re:**   **Pacific Asia Petroleum, Inc.**
> **Schedule 14A**
> **Filed December 31, 2009**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009 as Amended**
> **File No. 1-34525**

Dear Mr. Groth:

We have completed our review of your Form 10-K and Schedule 14A and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director